UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Macatawa Bank Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

5542254102

(CUSIP Number)

Honigman Miller Schwartz and Cohn LLP

350 E. Michigan Avenue, Suite 300

Kalamazoo, Michigan 49007

Attention: Phillip D. Torrence

(269) 337-7702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 5542254102

1.	Names of Reporting Persons. White Bay Capital, LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,229,089
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,229,089
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,229,089
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4661%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 5542254102

1.	Names of Reporting Persons. Stephen A. Van Andel 2009 WBC Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,229,089
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,229,089
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,229,089
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4661%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 5542254102

1.	Names of Reporting Persons. Stephen A. Van Andel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,229,089
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,229,089
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,229,089
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4661%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 5542254102

This Amendment No. 2 amends the Schedule 13D filed jointly with the Securities and Exchange Commission on December 31, 2010 and amended by Amendment No. 1 filed jointly with the Securities and Exchange Commission on July 15, 2011 (together, the “Original 13D”) by White Bay Capital, LLLP, a Delaware limited liability partnership, the Stephen A. Van Andel 2009 WBC Trust and Stephen A. Van Andel, each of which is referred to herein as a “Reporting Person” or collectively as the “Reporting Persons”). Specifically, this Amendment No. 2 amends and restates, in their entirety, Items 1 and 5 and supplements Items 3, 4 and 6 of the Original 13D.

Item 1. Security and Issuer.

This statement relates to shares of Series A Noncumulative Convertible Perpetual Preferred Stock (the “Preferred Shares”) and to shares of common stock (“Common Stock”) of Macatawa Bank Corporation (the “Issuer”). The principal executive office of the Issuer is located at 10753 Macatawa Drive, Holland, Michigan 49424.

Item 3. Source and Amount of Funds or Other Consideration.

On December 30, 2013, in connection with an exchange transaction among the Issuer and all the holders of the Issuer’s Series A and Series B Noncumulative Convertible Perpetual Preferred Stock, White Bay Capital, LLLP acquired 3,809,523 shares of Common Stock (the “Exchange Shares”) from the Issuer in exchange for White Bay Capital’s Preferred Shares (defined above) in the principal amount of $20,000,000 (there is a fractional share of .8095 which is truncated and paid in cash, in the amount of $4.25).

Item 4. Purpose of Transaction.

The Exchange Shares were acquired for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 5,229,089 shares of the Common Stock of the Issuer.

The Reporting Persons’ beneficial ownership represents 15.4661% of the issued and outstanding shares of the Issuer’s Common Stock.

(b) The Reporting Persons have the sole power to vote and dispose of the stock reported pursuant to paragraph (a).

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with its acquisition of the Exchange Shares from the Issuer in exchange for Preferred Shares, White Bay Capital, LLLP entered into a Voting and Exchange Agreement with the Issuer, in the form filed by the Issuer as Exhibit 10.1 to its Form 8-K on January 6, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2014

White Bay Capital, LLLP

By:	Stephen A. Van Andel 2009 WBC Trust
Its: General Partner

	By:	/s/ Stephen A. Van Andel
Stephen A. Van Andel, Trustee

Stephen A. Van Andel 2009 WBC Trust

	By:	/s/ Stephen A. Van Andel
Stephen A. Van Andel, Trustee

/s/ Stephen A. Van Andel
Stephen A. Van Andel